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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

September 24, 2013

Rolaine S. Bancroft Senior Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2011-C3
Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013
(the “MSCI 2011-C3 Form 10-D”) filed March 28, 2013
File No. 333-167764-01

Morgan Stanley Capital I Trust 2012-C4
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2012-C4
Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2012-C4
Form 10-D ”) filed March 28, 2013
File No. 333-167764-02

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSBAM
2012-C5 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from March 15, 2013 to April 17, 2013 (the “MSBAM
2012-C5 Form 10-D ”) filed April 23, 2013
File No. 333-167764-03

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Trust 2011-C3, Morgan Stanley Capital I Trust 2012-C4, Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5 and Morgan Stanley Capital I Inc. (collectively, the “Morgan Stanley Entities”), we thank you for your

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

comments delivered to us on September 10, 2013.  We have reviewed and discussed your comments with representatives of the Morgan Stanley Entities, which have instructed us to submit the responses set forth in this letter on their behalf.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K

All of the items set forth in Item 1122(d) other than Items 1122(d)(1)(iii), (3)(i)(c), (4)(ii), (4)(vii) and 4(xv) are applicable to Berkadia Commercial Mortgage LLC in its capacity as sub-servicer under the MSBAM 2012-C5 transaction.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

The beginning and ending balances of the Collection Account, the Distribution Account, the Interest Reserve Account, the Excess Liquidation Proceeds Account, the TA Unused Fees Reserve Account and any REO Account for the relevant distribution period will be displayed going forward on the distribution reports.  The certificate administrators are in the process of updating their reporting systems and will begin displaying such account information as soon as such updates are completed.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings referred to in the subject line above;

•
comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referred to in the subject line above, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.